Credit Suisse
Asset-Backed Securities
ABSC NS 2006-HE6
Balance: 1,020,900,865
All records
5,185 records

Selection Criteria: All records
Table of Contents

1. Original Loan to Value Ratio

							% of
				Weighted	Weighted	Weighted	Owner
	Number Of	Aggregate Remaining	% Loans by Remaining	Average	Average	Average	Occupied
Original Loan to Value Ratio	Loans	Principal Balance	Principal Balance	FICO	LTV	Coupon	By Balance
<= 70.00	745	$124,660,521.66	12.21%	570	62.02%	8.66%	91.51%
70.01 - 75.00	365	64,543,199.36	6.32	588	73.06	8.407	90.44
75.01 - 80.00	1,961	397,166,396.72	38.9	636	79.63	7.963	98.14
80.01 - 85.00	453	87,268,663.76	8.55	566	83.39	8.845	91.19
85.01 - 90.00	733	148,582,348.06	14.55	600	88.98	8.715	85.51
90.01 - 95.00	500	115,436,001.29	11.31	621	93.2	8.786	95.18
95.01 - 100.00	428	83,243,733.90	8.15	636	99.7	9.79	100
Total:	5,185	$1,020,900,864.75	100.00%	612	81.92%	8.50%	94.23%
Minimum Loan-to-Value Ratio: 15.50
Maximum Loan-to-Value Ratio: 100.00
WA Loan-to-Value Ratio By Original Balance: 81.92

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10/26/2006 14:42

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